Exhibit 21.1

Subsidiaries of Silentium Ltd.

The following table sets forth the name and jurisdiction of incorporation of each of our subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Beneficial Ownership
Silentium (Asia) Limited	Hong Kong	100%
Silentium Acoustic Technology (Shanghai) Co., Ltd.	PRC	100%
Silentium USA Inc.	Delaware	100%